

December 24, 2012

Via E-mail
Kenneth Green
President, Secretary, Treasurer and Director
Orion Financial Group, Inc.
1739 Creekstone Circle
San Jose, CA 95133

     Re: **Orion Financial Group, Inc.**
              Registration Statement on Form S-1
              Filed November 27, 2012
              File No. 333-185146

Dear Mr. Green:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise the cover page of the registration statement to indicate by check mark that the securities being registered are to be offered on a continuous basis pursuant to Rule 415 under the Securities Act of 1933. Refer to Rule 415(a)(1)(ix) of the Securities Act of 1933.

2.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your prospectus to:

    ●   Describe how and when a company may lose emerging growth company status;

- Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

- State your election under Section 107(b) of the JOBS Act:
  o If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  o If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

3. Please provide the information required by Item 404 of Regulation S-K or advise.

4. Please tell us whether you plan to file a subscription agreement as an exhibit to this registration statement before effectiveness.

Prospectus Cover Page

5. Please refer to the third paragraph. Please revise your disclosure to state, as you did on page 8 in the risk factors section, that investors will not have the right to withdraw funds during the offering.

6. Please revise the cover page to reference the applicability of penny stock rules to transactions in your securities and include such disclosure in your prospectus summary.

7. Please clarify the reference to selling shareholders here and on the registration statement cover page considering you are registering a primary offering.

Prospectus Summary, page 3

8. You disclose throughout that you provide financing services. Based on your disclosure, it does not appear that you have actually provided any financing services or had any significant operations. While you may continue to indicate how you intend to operate, please revise your disclosure throughout to clarify your current level of operations.

9.   The term blank check company is defined in Section (a)(2) of Rule 419 of Regulation
        C. In discussing this definition in the adopting release, the Commission stated that it
        would "scrutinize . . . offerings for attempts to create the appearance that the registrant . .
        . has a specific business plan, in an effort to avoid the application of Rule 419." See
        Securities Act Release No. 33-6932 (April 28, 1992).

        We note that your financials show no operating history and nominal assets. If applicable,
        please revise to comply with Rule 419. Alternatively, revise to confirm that you, your
        shareholders, and other related parties, have no plans to be acquired or to merge with
        another company or enter into a change of control or similar transaction.

Risk Factors, page 5

10.   Please revise your disclosure to provide, if true, the risks related to your management's
        lack of experience in running a public company.

Special Note Regarding Forward-Looking Statements, page 8

11.   Please delete the statement "documents incorporated by reference" or advise.

Use of Proceeds, page 9

12.   Please revise to clarify what "expansion of services" means and break down the use
        further. Your revision should flow through the "allocation of funds" section.

13.   Please revise to clarify what you intend to invest the proceeds in temporarily.

14.   Please tell us your basis for the disclosure that you "will receive net proceeds of
        approximately $3.95 million."

Dilution, page 10

15.   Please revise your disclosure to provide a comparison of the public contribution under
        your proposed public offering and the effective cash contribution of your directors,
        officers, promoters and other affiliates. Refer to Item 506 of Regulation S-K.

16.   Please revise to calculate your net tangible book value per share as of the latest balance
        sheet date included in your filing.

Plan of Distribution, page 11

17.   It is not clear why this section is focused on sales by "initial shareholders" when you are
        registering a self-underwritten offering. Please revise this section to provide detailed
        information concerning how you will conduct this offering. Please name the "directors
        and officers" who will offer the securities and set forth the basis in which each will meet

the safe harbor provisions set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Description of Business, page 13

18.   We note your disclosure that you have "invested considerable time and resources in the development" of your services and products. Please expand this disclosure to specify with particularity what services and products you have developed and invested in. In this regard, we note your disclosure on page 25 that total expenses since inception until June 30, 2012 have been $3,625, which was primarily attributable to the payment of professional fees.

19.   Please revise to clarify whether you would be considered a subsidiary of Catalyst Group Holdings, LLLP. If so, please discuss the purpose of this organizational structure.

Market Needs, page 14

20.   Please revise to discuss your basis for the disclosure in this section.

Growth Strategy, page 14

21.   Please revise to clarify what "strategic alliances/channel partner relationships/authorized reseller relationships" means.

Audited Financial Statements

22.   Please amend to include the Report of Independent Registered Public Accounting Firm that you refer to on page 13 for the audited financial statement periods presented in the filing pursuant to Article 2 of Regulation S-X.

23.   Please amend to include audited financial statements that meet the age requirements of Rule 8-08 of Regulation S-X.

Plan of Operations, page 25

24.   Please revise your disclosure to describe your plan of operations for the next 12 months. Provide details of your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, categories of expenditures and the expected sources of such funding. Please explain how the company intends to meet each of the milestones if it cannot receive funding.

Capital Resources and Liquidity, page 26

25.   Please revise your disclosure to quantify your anticipated cash uses and sources for the next 12 months. Refer to Item 303(a) of Regulation S-K.

Directors, Executive Officers, Promoters and Control Persons, page 26

26.   We note your disclosure that Mr. Green has been the President of Catalyst Financial Group, Inc. since 2009. We further note that the registration statement on Form S-1 (File No. 333-164888) filed on February 12, 2010, as amended, for Catalyst was not declared effective. Please tell us whether the company is still operational, and, if so, what its financial performance has been in the last three years. We may have further comments.

27.   We note that Mr. Bates and Mr. Ong were listed as directors of Catalyst Financial Group, Inc. in the registration statement on Form S-1 filed on February 12, 2010, as amended. Please tell us whether they still serve as directors of that entity. If so, please revise to disclose that fact or advise.

28.   Please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Ong should serve as a director in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 31

29.   Please revise to identify the "founders" that were issued 56,164,350 shares of common stock. Additionally, please revise to provide the information required by Item 701(c) of Regulation S-K.

30.   Please revise to identify the investor that was issued 1,044,045 shares of common stock. Refer to Item 701(b) of Regulation S-K.

31.   Please revise to identify the class of persons to whom the 330,000 shares of common stock were sold. Refer to Item 701(b) of Regulation S-K.

Item 16. Exhibits and Financial Statement Schedules

32.   Please revise the exhibit index to note that you have not filed Exhibit 5.1 and Exhibit 23.2. Alternatively, please file the required exhibits with the next amendment. If you are not in a position to file the legal opinion with the next amendment, please file a draft copy on EDGAR as correspondence for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Isaac Equiveli, Staff Accountant, at (202) 551-3395 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Attorney-Advisor

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP